FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For November 11, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [ X ]                 Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ] If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

   Exhibit         Date      Description of Exhibit
   -------         ----      ----------------------

      1      11/11/2003      Crosswave Announces Signing Letter of Intent

      2      11/11/2003      Additional Information for Shareholders and Holders
                             of American Depositary Shares ("ADSs") of Crosswave
                             Communications Inc. (the "Company")

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Crosswave Communications Inc.


Date: November 11 , 2003                   By:  /s/ Masaaki Oka
                                              ----------------------------------
                                                Masaaki Oka
                                                Reorganization Administrator

Exhibit 1

             Crosswave Announces Signing Letter of Intent
             --------------------------------------------

    TOKYO--(BUSINESS WIRE)--Nov. 11, 2003--Crosswave Communications, Inc., Crosswave Facilities Inc. and Crosswave Services Inc. (together with the above three companies "Crosswave") today announced that Crosswave signed a letter of intent with NTT Communications Corporation ("NTT Communications") on a transfer of business.
    Crosswave received an order for the commencement of its corporate reorganization proceedings from the Tokyo District Court on August 28, 2003. The reorganization administrator, Masaaki Oka, has worked to find a sponsor for a quick reorganization of Crosswave. As a result of deliberations with NTT Communications, Crosswave reached a basic agreement with them today.
    Based on the letter of intent, NTT Communications will succeed Crosswave in a transfer of operations. Both companies will continue to discuss the details in order to reach a definitive agreement and complete the transfer of business by the end of 2003. Crosswave will announce the full terms and conditions of the agreement after the definitive agreement is signed.

    Cautionary Notice Regarding Forward-looking Statements

    Statements made in this press release with respect to Crosswave's plans, objectives, strategies, intentions, beliefs, predictions and other statements that are not historical facts are forward-looking statements about the future performance of Crosswave which are based on management's expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding Crosswave's future operating plans, are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, the ability of Crosswave to continue as a going concern; the ability of Crosswave to secure short-term financing; the outcome of Crosswave's efforts to restructure its business; the potential negative impact of the corporate reorganization proceedings on Crosswave's operations, management and employees; the ability to obtain court approval with respect to motions by Crosswave in the corporate reorganization submitted from time to time; the ability of Crosswave to maintain normal business terms with vendors and service providers; the ability of Crosswave to maintain contracts that are critical to its business and to attract and retain customers; the ability of Crosswave to attract, motivate and retain key executives and other employees; general economic conditions in Japan, including business conditions for Crosswave's current and potential customers; prices for data communication services; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.

    CONTACT: Crosswave Communications Inc.
             Media / Investor Relations Office
             Hiroaki Tsuno / Taisuke Ono, +81-3-5205-4580 ir@cwc.co.jp http://www.cwc.co.jp/

Exhibit 2


   Additional Information for Shareholders and Holders of American Depositary
        Shares ("ADSs") of Crosswave Communications Inc. (the "Company")
        ----------------------------------------------------------------

         The Company today announced the signing of a letter of intent with NTT Communications regarding the transfer of the Company's business to NTT Communications. As discussed in previous filings, the Company's common stock and ADSs representing such shares will most likely lose all value.